PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
BEIJING REPRESENTATIVE OFFICE
美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

JEANETTE K. CHAN
RESIDENT PARTNER AND
CHIEF REPRESENTATIVE

常驻合伙人及首席代表
陈剑音律师

06019506

SUPPL

Rule 12g3-2(b) File No. 82-34792

December 20, 2006

PROCESSED

JAN 0 4 2007

THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED DEC 2 0 2006 WASH, D.C. 210 SECTION

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Doc #:BJ1:65114.1

This letter, together with the enclosure listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Jeanette K. Chan

Enclosure

ANNEX A

Date	Description
November 22, 2006	Announcement of the Results for the Three and Nine Months Ended September 30, 2006

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE RESULTS FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2006

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and nine months ended 30 September 2006. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2400 "Engagements to Review Financial Statements" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

CONDENSED CONSOLIDATED BALANCE SHEET AS AT 30 SEPTEMBER 2006 AND 31 DECEMBER 2005

	Unaudited 30 September 2006 *RMB'000*	Audited 31 December 2005 *RMB'000*
ASSETS		
Non-current assets		
Fixed assets	**515,515**	360,503
Construction in progress	**7,864**	4,544
Leasehold land payments	**9,908**	–
Intangible assets	**212,466**	21,432
Held-to-maturity investments	**79,087**	244,581
Deferred tax assets	**85,333**	96,362
Available-for-sale investments	**47,552**	36,073
	957,725	763,495
Current assets		
Inventories	**2,146**	2,647
Accounts receivable	**447,305**	222,754
Prepayments, deposits and other receivables	**80,095**	32,570
Financial assets held for trading	**215,857**	383,887
Held-to-maturity investments	**158,174**	–
Term deposits with initial term of over three months	**897,963**	445,725
Cash and cash equivalents	**1,640,880**	1,576,044
	3,442,420	2,663,627
Total Assets	**4,400,145**	3,427,122

	Unaudited 30 September 2006 *RMB'000*	Audited 31 December 2005 *RMB'000*
EQUITY		
Shareholders' equity		
Share capital	**192**	192
Share premium	**1,448,727**	1,666,044
Share-based compensation reserve	**94,579**	40,109
Other reserves	**80,925**	66,609
Retained earnings	**1,795,918**	1,155,459
	3,420,341	2,928,413
LIABILITIES		
Non-current liabilities		
Deferred tax liabilities	**21,426**	810
Long term payable	**107,251**	–
	128,677	810
Current liabilities		
Accounts payable	**42,585**	25,555
Other payables and accruals	**421,676**	196,187
Current income tax liabilities	**42,225**	28,766
Other tax liabilities	**18,363**	13,256
Deferred revenue	**326,278**	234,135
	851,127	497,899
Total Liabilities	**979,804**	498,709
Total Equity and Liabilities	**4,400,145**	3,427,122
Net current assets	**2,591,293**	2,165,728
Total assets less current liabilities	**3,549,018**	2,929,223

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2006

	Note	Unaudited Three months ended 30 September 2006 RMB'000	Unaudited Three months ended 30 September 2005 RMB'000	Unaudited Nine months ended 30 September 2006 RMB'000	Unaudited Nine months ended 30 September 2005 RMB'000
Revenues					
Internet value-added services		**490,018**	204,658	**1,388,816**	523,605
Mobile and telecommunications value-added services		**165,258**	121,154	**507,039**	391,923
Online advertising		**80,417**	34,683	**185,159**	75,146
Others		**1,237**	2,334	**6,202**	6,291
	2	**736,930**	362,829	**2,087,216**	996,965
Cost of revenues	5	**(208,637)**	(118,804)	**(583,365)**	(329,695)
Gross profit		**528,293**	244,025	**1,503,851**	667,270
Other gains, net	4	**21,942**	15,997	**64,835**	43,050
Selling and marketing expenses	5	**(65,231)**	(51,603)	**(219,817)**	(135,617)
General and administrative expenses	5	**(157,546)**	(91,182)	**(429,793)**	(235,304)
Operating profit	*	**327,458**	117,237	**919,076**	339,399
Finance costs, net	**	**(15,696)**	(42,351)	**(32,328)**	(42,517)
Profit before income tax		**311,762**	74,886	**886,748**	296,882
Income tax (expenses)/benefit	6	**(29,174)**	2,869	**(86,571)**	64,800
Profit for the period		**282,588**	77,755	**800,177**	361,682
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)					
- basic	7	**0.160**	0.044	**0.449**	0.204
- diluted	7	**0.156**	0.043	**0.436**	0.199

* *After deduction of share-based compensation charge amounting to RMB20,666,000 for the three months ended 30 September 2006 (for the three months ended 30 September 2005: RMB6,073,000) and RMB54,470,000 for the nine months ended 30 September 2006 (for the nine months ended 30 September 2005: RMB15,916,000).*

** *Included foreign exchange loss of RMB 13,650,000 for the three months ended 30 September 2006 (for the three months ended 30 September 2005: RMB 42,351,000) and RMB 26,872,000 for the nine months ended 30 September 2006 (for the nine months ended 30 September 2005: RMB 42,517,000).*

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

	Unaudited						
	Share capital	Share premium	Share-based compensation reserve	Capital reserve	Statutory reserves	Retained earnings	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2006	192	1,666,044	40,109	20,000	46,609	1,155,459	2,928,413
Profit for the period	–	–	–	–	–	800,177	800,177
Employees share option scheme:							
- value of employee services	–	–	54,470	–	–	–	54,470
- proceeds from shares issued	2	23,759	–	–	–	–	23,761
Repurchase and cancellation of shares	(2)	(241,076)	–	–	–	–	(241,078)
Profit appropriations to statutory reserves	–	–	–	–	14,316	(14,316)	–
Dividend relating to 2005 *(Note 8)*	–	–	–	–	–	(145,402)	(145,402)
Balance at 30 September 2006	192	1,448,727	94,579	20,000	60,925	1,795,918	3,420,341

	Unaudited						
	Share capital	Share premium	Share-based compensation reserve	Capital reserve	Statutory reserves	Retained earnings	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2005, as restated	192	1,777,721	5,583	20,000	32,442	816,300	2,652,238
Profit for the period	–	–	–	–	–	361,682	361,682
Employees share option scheme:							
- value of employee services	–	–	15,916	–	–	–	15,916
- proceeds from shares issued	1	7,804	–	–	–	–	7,805
Profit appropriations to statutory reserves	–	–	–	–	14,167	(14,167)	–
Dividend relating to 2004	–	–	–	–	–	(132,036)	(132,036)
Balance at 30 September 2005	193	1,785,525	21,499	20,000	46,609	1,031,779	2,905,605

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

	Unaudited Nine months ended 30 September	
	2006	2005
	RMB'000	*RMB'000*
Net cash flows from operating activities	**1,105,469**	585,873
Net cash flows (used in)/from investing activities	**(661,414)**	301,669
Net cash flows used in financing activities	**(362,719)**	(124,376)
Increase in cash and cash equivalents	**81,336**	763,166
Cash and cash equivalents at beginning of period	**1,576,044**	859,841
Exchange losses on cash and cash equivalents	**(16,500)**	(17,124)
Cash and cash equivalents at end of period	**1,640,880**	1,605,883

Notes:

1 **General information**

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 30 September 2006 and the related condensed consolidated income statement for the three and nine months ended 30 September 2006, the related condensed consolidated statements of cash flow and changes in shareholders' equity for the nine months then ended (collectively defined as the "Interim Financial Statements") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Statements should be read in conjunction with the annual consolidated financial statements of the Group for the year ended 31 December 2005 (the "2005 Financial Statements") as set out in the 2005 annual report of the Company dated 22 March 2006.

The accounting policies and method of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2005 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale investments and financial assets held for trading.

Assessment and adoption of revised/new IFRS, interpretations and amendments

The following new standards, amendments and interpretations to existing standards have been published and are mandatory for the financial year ending 31 December 2006.

IAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 (Amendment)	Net Investment in a Foreign Operation
IAS 39 (Amendment)	The Fair Value Option
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 and IFRS 4 (Amendment)	Financial Guarantee Contracts
International Financial Reporting Interpretation Committee ("IFRIC") 4	Determining whether an Arrangement Contains a Lease

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

IAS 19 (Amendment), IAS 39 (Amendment) — Cash Flow Hedge Accounting of Forecast Intragroup Transactions, IAS 39 and IFRS 4 (Amendment) — Financial Guarantee Contracts, are not relevant to the Group's operations.

IAS 21 (Amendment) — Net Investment in a Foreign Operation did not have a significant impact on the Group's financial statements.

IAS 39 (Amendment) — The Fair Value Option and IFRIC 4 did not result in substantial changes to the Group's accounting policies.

2 **Segment information**

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and nine months ended 30 September 2006 and 2005 are presented as follows:

	Unaudited				
	Three months ended 30 September2006				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	490,018	165,258	80,417	1,237	736,930
Gross profit/(loss)	380,850	99,428	53,576	(5,561)	528,293
Other gains, net					21,942
Selling and marketing expenses					(65,231)
General and administrative expenses					(157,546)
Operating profit					327,458
Finance costs, net					(15,696)
Profit before income tax					311,762
Income tax expenses					(29,174)
Profit for the period					282,588

	Unaudited				
	Three months ended 30 September 2005				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	204,658	121,154	34,683	2,334	362,829
Gross profit/(loss)	142,749	76,880	25,150	(754)	244,025
Other gains, net					15,997
Selling and marketing expenses					(51,603)
General and administrative expenses					(91,182)
Operating profit					117,237
Finance costs, net					(42,351)
Profit before income tax					74,886
Income tax benefit					2,869
Profit for the period					77,755

	Unaudited Nine months ended 30 September 2006				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	1,388,816	507,039	185,159	6,202	2,087,216
Gross profit/(loss)	1,079,156	315,994	119,956	(11,255)	1,503,851
Other gains, net					64,835
Selling and marketing expenses					(219,817)
General and administrative expenses					(429,793)
Operating profit					919,076
Finance costs, net					(32,328)
Profit before income tax					886,748
Income tax expenses					(86,571)
Profit for the period					800,177

	Unaudited Nine months ended 30 September 2005				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	523,605	391,923	75,146	6,291	996,965
Gross profit/(loss)	366,344	251,048	52,815	(2,937)	667,270
Other gains, net					43,050
Selling and marketing expenses					(135,617)
General and administrative expenses					(235,304)
Operating profit					339,399
Finance costs, net					(42,517)
Profit before income tax					296,882
Income tax benefit					64,800
Profit for the period					361,682

3 **Share option**

(a) **Share option schemes**

The Company has adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants: the pre-initial public offering share option scheme ("Pre-IPO Share Option Scheme") and the post-initial public offering share option scheme ("Post-IPO Share Option Scheme").

As at the listing date of the Company on 16 June 2004, all options under Pre-IPO Share Option Scheme had been granted. The maximum number of shares in respect of which options may be granted under Post-IPO Share Option Scheme and under any other share option scheme of the Company (including Pre-IPO Share Option Scheme) shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the initial public offering.

(b) **Movements in share options**

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Share Option Scheme		**Post-IPO Share Option Scheme**		**Total**
	Average exercise price	**No. of options**	**Average exercise price**	**No. of options**	**No. of options**
At 1 January 2005	USD0.0849	50,406,917	HKD3.6650	6,300,961	56,707,878
Granted	–	–	HKD4.8867	27,290,968	27,290,968
Exercised	USD0.0693	(12,660,648)	HKD3.6650	(157,774)	(12,818,422)
Lapsed	USD0.2069	(642,850)	HKD4.2155	(2,011,636)	(2,654,486)
At 30 September 2005	USD0.0881	37,103,419	HKD4.6908	31,422,519	68,525,938
At 1 January 2006	**USD0.0933**	**31,574,357**	**HKD6.1627**	**51,293,646**	**82,868,003**
Granted	**–**	**–**	**HKD12.4990**	**15,023,600**	**15,023,600**
Exercised	**USD0.0800**	**(11,107,000)**	**HKD4.5569**	**(3,510,079)**	**(14,617,079)**
Lapsed	**USD0.1967**	**(189,420)**	**HKD5.0839**	**(2,006,509)**	**(2,195,929)**
At 30 September 2006	**USD0.0996**	**20,277,937**	**HKD7.8567**	**60,800,658**	**81,078,595**

During the nine months ended 30 September 2006, no share options were granted to the directors of the Company or any consultants.

Out of the 81,078,595 options outstanding as at 30 September 2006 (30 September 2005: 68,525,938 options), 19,394,375 options (30 September 2005: 28,267,118 options) were exercisable. Options exercised during the nine months ended 30 September 2006 resulted in 14,617,079 ordinary shares issued. The weighted average price of the shares at the time these options were exercised was HKD14.0360 (equivalent to approximately RMB14.2522) per share.

4 **Other gains, net**

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Interest income	**19,112**	10,632	**54,749**	28,654
Fair value gains on financial assets held for trading	**2,830**	5,365	**10,086**	13,665
Others	**–**	–	**–**	731
	21,942	15,997	**64,835**	43,050

5 **Expenses by nature**

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Employee benefits expenses *(Note)*	**152,765**	90,124	**423,400**	224,223
Mobile and telecom charges and bandwidth and server custody fees	**116,968**	70,230	**328,868**	203,146
Promotion and advertising expenses	**32,761**	24,267	**115,666**	63,914
Travelling and entertainment expenses	**15,566**	13,690	**50,999**	36,429
Depreciation of fixed assets *(Note)*	**28,154**	15,250	**75,751**	36,625
Amortisation of intangible assets	**7,273**	944	**19,289**	1,296
Operating lease rentals in respect of office buildings	**9,238**	6,084	**25,222**	18,158
Value-added tax paid upon transfer of software within the Group	**–**	–	**1,500**	–
Other expenses	**68,689**	41,000	**192,280**	116,825
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**431,414**	261,589	**1,232,975**	700,616

Note:

Research and development expenses were RMB78,730,000 and RMB214,006,000 for the three and nine months ended 30 September 2006 (for the three and nine months ended 30 September 2005: RMB43,233,000 and RMB102,325,000), respectively. The expenses included employee benefit expenses of RMB64,741,000 and depreciation of fixed assets of RMB10,589,000 for the three months ended 30 September 2006 (for the three months ended 30 September 2005: RMB36,128,000 and RMB5,882,000, respectively) and employee benefit expenses of RMB177,905,000 and depreciation of fixed assets of RMB28,552,000 for the nine months ended 30 September 2006 (for the nine months ended 30 September 2005: RMB84,894,000 and RMB13,607,000, respectively). The Group had not capitalised any research and development expenses for the nine months ended 30 September 2006 (for the nine months ended 30 September 2005: Nil).

6 **Income tax**

(i) **Cayman Islands and British Virgin Islands Profits Tax**

The Group has not been subject to any taxation in these jurisdictions for the nine months ended 30 September 2006 and 2005, respectively.

(ii) **Hong Kong Profits Tax**

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the nine months ended 30 September 2006 and 2005, respectively.

(iii) **PRC Enterprise Income Tax**

PRC Enterprise Income Tax ("EIT") has been provided on the assessable income of entities within the Group incorporated in the PRC for the nine months ended 30 September 2006 and 2005, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Certain direct and indirect subsidiaries of the Company are registered in the PRC. The EIT rates applicable to these companies for the nine months ended 30 September 2006 range from 0% to 15%.

The taxation charges of the Group for the nine months ended 30 September 2006 and 2005 are analysed as follows:

	Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
PRC current tax	**18,630**	4,255	**66,106**	28,714
Deferred tax	**10,544**	(7,124)	**20,465**	(93,514)
	29,174	(2,869)	**86,571**	(64,800)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate applicable in Shenzhen and High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit before income tax	**311,762**	74,886	**886,748**	296,882
Tax calculated at a tax rate of 15%	**46,764**	11,233	**133,012**	44,532
Effects of different tax rates available to different companies of the Group	**7,841**	6,553	**18,575**	3,600
Effects of tax holiday on assessable profit of subsidiaries	**(33,284)**	(21,462)	**(86,048)**	(22,441)
Expenses not deductible for tax purposes	**7,853**	729	**21,032**	2,181
Utilisation of previously unrecognised tax assets	**–**	–	**–**	(6,760)
Recognition of previously unrecognised deferred tax assets	**–**	–	**–**	(88,638)
Unrecognised tax losses	**–**	78	**–**	2,726
Tax charge/(credit)	**29,174**	(2,869)	**86,571**	(64,800)

7 **Earnings per share**

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
	2006	2005	**2006**	2005
Profit attributable to the equity holders of the Company for the period (RMB'000)	**282,588**	77,755	**800,177**	361,682
Weighted average number of ordinary shares in issue (thousand shares)	**1,763,242**	1,774,880	**1,781,860**	1,770,912
Basic EPS (RMB per share)	**0.160**	0.044	**0.449**	0.204

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
	2006	2005	**2006**	2005
Profit attributable to the equity holders of the Company for the period (RMB'000)	**282,588**	77,755	**800,177**	361,682
Weighted average number of ordinary shares in issue (thousand shares)	**1,763,242**	1,774,880	**1,781,860**	1,770,912
Adjustments for share options (thousand shares)	**53,609**	46,926	**52,883**	45,692
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares)	**1,816,851**	1,821,806	**1,834,743**	1,816,604
Diluted EPS (RMB per share)	**0.156**	0.043	**0.436**	0.199

8 **Dividends**

A final dividend for 2005 of HKD0.08 per share, totalling approximately HKD140,635,000 (equivalent to RMB145,402,000) (2004: HKD124,052,000 (equivalent to RMB132,036,000)), was proposed pursuant to a resolution passed by the Board on 22 March 2006 and was approved by the shareholders in the annual general meeting held on 24 May 2006. Such dividends have been shown as an appropriation in these Interim Financial Statements and have been paid as at 30 September 2006.

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 15-day period ended 30 September 2006	For the 15-day period ended 30 June 2006	Percentage change
	(in millions)		
Registered IM user accounts (at end of period)	**572.3**	549.0	4.2%
Active user accounts (at end of period)	**221.4**	224.2	(1.2)%
Peak simultaneous online user accounts (for the quarter)	**22.1**	20.1	10.0%
Average daily user hours	**301.6**	301.7	–
Average daily messages(1)	**2,928.6**	3,334.1	(12.2)%
Fee-based Internet value-added services registered subscriptions (at end of period)	**13.7**	14.7	(6.8)%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)(2)	**10.1**	10.1	–

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Starting from the beginning of this year, we have put a strong emphasis on providing a clean environment for our users to use our IM services and improving account security for our users. In light of the large user base of our IM services, there are abusive third parties who try to register free IM accounts and use these accounts to send "spam" advertising messages to our users. In addition, we have recently noticed an increase in security threats such as Trojan horses and viruses in the Internet network in China. Offenders spread Trojan horses and viruses in order to access confidential account information of computer users. Some of these Trojan horses and viruses target at our IM users so that offenders can steal the virtual items in their accounts and engage in illegitimate trading. In the third quarter of 2006, we implemented certain measures to limit abusive users who were attempting to register for accounts for the purpose of "spam" message distribution and to filter those messages which were identified as "spam" messages. Although these measures reduced our active user accounts, we believe the measures will be conducive to the healthy growth of our IM platform in the future. After the implementation of these measures, we have seen the amount of "spam" messages decreased significantly. We will continue to use proactive measures to reduce "spam" messages in our network. In addition, we have also been stepping up our effort to implement measures aimed at improving the account security for our users. These measures include the imminent launch of an anti-Trojan horse and anti-virus software called

QQ Security Doctor, the increased authentication measures in the usage of our IM services and the introduction of certain restrictions in the usage of some of our virtual items. Although these measures are designed to restrict activities in certain stolen accounts, they will affect normal usage and negatively impact our revenue in the short term as the complexity of the usage and consumption processes increase. Nevertheless, we believe these measures are necessary to better protect our users and build a healthy environment to grow our business in the long run.

In the second quarter of 2006, we recorded significantly higher average daily messages due to the World Cup event, but they returned to normal levels in the subsequent quarter. In the third quarter of 2006, we implemented certain measures to eliminate delinquent accounts, which measures coupled with the decrease in QQ Xing subscriptions had resulted in a decrease in registered subscriptions for our fee-based Internet value-added services. In the third quarter of 2006, China Mobile implemented certain policy changes for wireless value-added services on its Monternet platform, which had a negative impact on our fee-based mobile and telecommunications value-added services registered subscriptions, but this impact was somewhat offset by growth from other services and higher consumption of our entertainment related services during the school summer holiday period.

FINANCIAL PERFORMANCE HIGHLIGHTS

First Nine Months of 2006

The following table sets forth the comparative figures for the first nine months of 2006 and the first nine months of 2005:

	Unaudited Nine months ended 30 September	
	2006	2005
	RMB'000	*RMB'000*
Revenues	**2,087,216**	996,965
Cost of revenues	**(583,365)**	(329,695)
Gross profit	**1,503,851**	667,270
Other gains, net	**64,835**	43,050
Selling and marketing expenses	**(219,817)**	(135,617)
General and administrative expenses	**(429,793)**	(235,304)
Operating profit	**919,076**	339,399
Finance costs, net	**(32,328)**	(42,517)
Profit before income tax	**886,748**	296,882
Income tax (expenses)/benefit	**(86,571)**	64,800
Profit for the period	**800,177**	361,682

Revenues. Revenues increased by 109.4% to RMB2,087.2 million for the first nine months of 2006 from RMB997.0 million for the first nine months of 2005.

	Nine months ended 30 September			
	2006		2005	
	Amount	% of total revenues	Amount	% of total revenues
	RMB'000		*RMB'000*	
Internet value-added services	**1,388,816**	**66.5%**	523,605	52.5%
Mobile and telecommunications value-added services	**507,039**	**24.3%**	391,923	39.3%
Online advertising	**185,159**	**8.9%**	75,146	7.5%
Others	**6,202**	**0.3%**	6,291	0.7%
Total revenues	**2,087,216**	**100.0%**	996,965	100.0%

Cost of revenues. Cost of revenues increased by 76.9% to RMB583.4 million for the first nine months of 2006 from RMB329.7 million for the first nine months of 2005.

	Nine months ended 30 September			
	2006		2005	
	Amount	% of segment revenues	Amount	% of segment revenues
	RMB'000		*RMB'000*	
Internet value-added services	**309,660**	**22.3%**	157,261	30.0%
Mobile and telecommunications value-added services	**191,045**	**37.7%**	140,875	35.9%
Online advertising	**65,203**	**35.2%**	22,331	29.7%
Others	**17,457**	**281.5%**	9,228	146.7%
Total cost of revenues	**583,365**		329,695	

Third Quarter of 2006

Our unaudited consolidated revenues for the third quarter of 2006 were RMB736.9 million, an increase of 103.1% over the same period in 2005 and an increase of 4.5% from the second quarter of 2006.

Revenues from our Internet value-added services for the third quarter of 2006 were RMB490.0 million, an increase of 139.4% over the same period in 2005 and an increase of 6.0% from the second quarter of 2006.

Revenues from our mobile and telecommunications value-added services for the third quarter of 2006 were RMB165.3 million, an increase of 36.4% over the same period in 2005 and a decrease of 7.3% from the second quarter of 2006.

Revenues from online advertising for the third quarter of 2006 were RMB80.4 million, an increase of 131.9% over the same period in 2005 and an increase of 27.7% from the second quarter of 2006.

Cost of revenues for the third quarter of 2006 were RMB208.6 million, an increase of 75.6% over the same period in 2005 and an increase of 4.8% from the second quarter of 2006.

Selling and marketing expenses for the third quarter of 2006 were RMB65.2 million, an increase of 26.4% over the same period in 2005 and a decrease of 12.8% from the second quarter of 2006.

General and administrative expenses for the third quarter of 2006 were RMB157.5 million, an increase of 72.8% over the same period in 2005 and an increase of 10.6% from the second quarter of 2006.

Operating profit for the third quarter of 2006 was RMB327.5 million, representing an increase of 179.3% over the same period in 2005 and an increase of 5.6% quarter on quarter. As a percentage of revenues, operating profit accounted for 44.4% for the third quarter of 2006, compared to 32.3% for the same period of 2005 and 44.0% for the second quarter of 2006.

Profit for the third quarter of 2006 was RMB282.6 million, representing an increase of 263.4% over the same period in 2005 and an increase of 5.5% from the second quarter of 2006. As a percentage of revenues, profit for the period accounted for 38.3% for the third quarter of 2006, compared to 21.4% for the same period of 2005 and 38.0% for the second quarter of 2006.

Third Quarter of 2006 Compared to Second Quarter of 2006

The following table sets forth the comparative figures for the third quarter of 2006 and the second quarter of 2006:

	Unaudited Three months ended 30 September 2006 *RMB'000*	Unaudited Three months ended 30 June 2006 *RMB'000*
Revenues	**736,930**	704,981
Cost of revenues	**(208,637)**	(199,035)
Gross profit	**528,293**	505,946
Other gains, net	**21,942**	21,357
Selling and marketing expenses	**(65,231)**	(74,838)
General and administrative expenses	**(157,546)**	(142,440)
Operating profit	**327,458**	310,025
Finance costs, net	**(15,696)**	(6,537)
Profit before income tax	**311,762**	303,488
Income tax expenses	**(29,174)**	(35,599)
Profit for the period	**282,588**	267,889

Revenues. Revenues increased by 4.5% to RMB736.9 million for the third quarter of 2006 from RMB705.0 million for the second quarter of 2006. The following table sets forth our revenues by line of business for the third quarter of 2006 and the second quarter of 2006:

	Three months ended			
	30 September 2006		30 June 2006	
	Amount	**% of total revenues**	Amount	% of total revenues
	RMB'000		*RMB'000*	
Internet value-added services	**490,018**	**66.5%**	462,260	65.6%
Mobile and telecommunications value-added services	**165,258**	**22.4%**	178,355	25.3%
Online advertising	**80,417**	**10.9%**	62,972	8.9%
Others	**1,237**	**0.2%**	1,394	0.2%
Total revenues	**736,930**	**100.0%**	704,981	100.0%

Revenues from our Internet value-added services increased by 6.0% to RMB490.0 million for the third quarter of 2006 from RMB462.3 million for the second quarter of 2006. During the July and August period, consumption of our entertainment related value-added services increased generally as a result of students having more time to use these services during the school summer holidays. Our online identity and community business, including QQ Pet, an Internet-based virtual pet, and Qzone, a personal homepage that bundles avatars, blog, photo album and online music, continued to grow. In addition, a partnership with Hunan Satellite TV on the voting of Super Girls event using our QQ and QQ Live platforms contributed to the increase in revenues. Revenue from our mini casual games decreased due to our strategy of reducing monetization to increase the attraction of the platform for free users. Intensifying competition in the massively multiple player online role playing game market also had a negative impact on QQ Fantasy. The decline was partially offset by revenue contribution from R2Beat, a new advanced casual game we launched in July, and increased contribution from QQ Tang during the summer holidays.

Revenues from our mobile and telecommunications value-added services decreased by 7.3% to RMB165.3 million for the third quarter of 2006 from RMB178.4 million for the second quarter of 2006. This decrease reflected decrease in revenues from our communication-based SMS, mobile voice value-added and 2.5G services mainly due to the policy changes for wireless value-added services on China Mobile's Monternet platform that were initiated in July 2006. Specifically, new subscribers were given month-long free trials of SMS, MMS and WAP services; after registration they were asked to confirm their subscriptions and at the end of the trial period they were reminded of the subscription and cancellation procedures. China Mobile elected to return to the previous policy with respect to the free trials of SMS services in September 2006. During August and September 2006, our subscribers also received SMS reminders about active subscriptions, fees being charged and cancellation procedures. These policy changes negatively affected the number of new subscribers, reduced revenues due to the free trial period and increased the churn of existing monthly subscriptions for our

wireless value-added services. The decrease in revenues due to these policy changes was partially offset by increased revenues from item-based SMS services provided by Joymax Development Ltd. and its subsidiaries (the "Joymax Group"), which we acquired in January 2006.

Revenues from online advertising increased by 27.7% to RMB80.4 million for the third quarter of 2006 from RMB63.0 million for the second quarter of 2006. The increase was mainly attributable to increased volume through agency sales as we increased our selling efforts and as we benefited from strong seasonal factors.

Cost of revenues. Cost of revenues increased by 4.8% to RMB208.6 million for the third quarter of 2006 from RMB199.0 million for the second quarter of 2006. The increase principally reflected increased bandwidth and server custody fees, an increased amount of sales commission paid to advertising agencies and higher staff costs as our business volume expanded. As a percentage of revenues, cost of revenues increased slightly to 28.3% for the third quarter of 2006 from 28.2% for the second quarter of 2006. The following table sets forth our cost of revenues by line of business for the third quarter of 2006 and the second quarter of 2006:

	Three months ended			
	30 September 2006		30 June 2006	
	Amount *RMB'000*	**% of segment revenues**	Amount *RMB'000*	% of segment revenues
Internet value-added services	**109,168**	**22.3%**	105,809	22.9%
Mobile and telecommunications value-added services	**65,830**	**39.8%**	65,774	36.9%
Online advertising	**26,841**	**33.4%**	21,596	34.3%
Others	**6,798**	**549.6%**	5,856	420.1%
Total cost of revenues	**208,637**		199,035	

Cost of revenues for our Internet value-added services increased by 3.2% to RMB109.2 million for the third quarter of 2006 from RMB105.8 million for the second quarter of 2006. The increase reflected higher expenses associated with our bandwidth capacity and servers as usage increased and as we supported more bandwidth intensive services, such as QQ Pet, Qzone and online games.

Cost of revenues for our mobile and telecommunications value-added services remained steady at RMB65.8 million for the third quarter of 2006 and for the second quarter of 2006. The telecommunications operators' revenue share and sharing and subscription costs relating to our content services decreased as the volume of our mobile and telecommunications value-added services decreased due to the policy changes for wireless value-added services on China Mobile's Monternet platform. Such decrease, however, was offset by higher staff costs as we increased the number of our staff engaged in the product development for 3G related services in anticipation of the introduction of 3G services in China.

Cost of revenues for our online advertising increased by 24.3% to RMB26.8 million for the third quarter of 2006 from RMB21.6 million for the second quarter of 2006. The increase mainly reflected an increased amount of sales commission paid to advertising agencies as the scale of our advertising business grew and higher staff costs.

Other gains, net. Other gains during the reported periods reflected primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. We recorded other gains of RMB21.9 million for the third quarter of 2006 compared to RMB21.4 million for the second quarter of 2006. The increase mainly reflected additional interest income due to the increase in US dollar-denominated interest rates and increased cash investments into interest-earning financial assets.

Selling and marketing expenses. Selling and marketing expenses decreased by 12.8% to RMB65.2 million for the third quarter of 2006 from RMB74.8 million for the second quarter of 2006. Although we continued to actively promote our Internet value-added services and products, we reduced our selling and marketing expenses as we decreased promotion and advertising of our wireless services to adapt to the changes in the wireless business environment and as we launched fewer products and services in the third quarter of 2006. As a percentage of revenues, selling and marketing expenses decreased to 8.9% in the third quarter of 2006 from 10.6% in the second quarter of 2006 as we reduced our selling and marketing expenses and also spread the expenses over a larger revenue base.

General and administrative expenses. General and administrative expenses increased by 10.6% to RMB157.5 million for the third quarter of 2006 from RMB142.4 million for the second quarter of 2006. The increase was mainly due to the continuing expansion of our strategic research and development staff as we focused on our various products and services, including IM functionalities, online games and our web portals. It was also attributable to the increased staff expenses as the scope and scale of our business increased. As a percentage of revenues, general and administrative expenses increased to 21.4% in the third quarter of 2006 from 20.2% in the second quarter of 2006.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses. We recorded finance costs of RMB15.7 million for the third quarter of 2006 compared to RMB6.5 million for the second quarter of 2006. The increase in finance costs recorded was mainly due to foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi.

Income tax expenses. We recorded income tax expenses of RMB29.2 million for the third quarter of 2006 compared to RMB35.6 million for the second quarter of 2006. The decrease mainly reflected the reversal during the third quarter of 2006 of income tax expenses in the amount of RMB6.1 million previously accrued for the year ended 31 December 2005, as one of our major subsidiaries, which was classified as a "State Key Software Enterprise" in 2005, received a favorable tax ruling in the third quarter of 2006.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 5.5% to RMB282.6 million for the third quarter of 2006 from RMB267.9 million for the second quarter of 2006. Net margin was 38.3% for the third quarter of 2006 compared to 38.0% for the second quarter of 2006.

Third Quarter of 2006 Compared to Third Quarter of 2005

The following table sets forth the comparative figures for the third quarter of 2006 and the third quarter of 2005:

	Unaudited	
	Three months ended	
	30 September 2006	30 September 2005
	RMB'000	*RMB'000*
Revenues	**736,930**	362,829
Cost of revenues	**(208,637)**	(118,804)
Gross profit	**528,293**	244,025
Other gains, net	**21,942**	15,997
Selling and marketing expenses	**(65,231)**	(51,603)
General and administrative expenses	**(157,546)**	(91,182)
Operating profit	**327,458**	117,237
Finance costs, net	**(15,696)**	(42,351)
Profit before income tax	**311,762**	74,886
Income tax (expenses)/benefit	**(29,174)**	2,869
Profit for the period	**282,588**	77,755

Revenues. Revenues increased by 103.1% to RMB736.9 million for the third quarter of 2006 from RMB362.8 million for the third quarter of 2005. The following table sets forth our revenues by line of business for the third quarter of 2006 and the third quarter of 2005:

	Three months ended			
	30 September 2006		30 September 2005	
	Amount	**% of total revenues**	Amount	% of total revenues
	RMB'000		*RMB'000*	
Internet value-added services	**490,018**	**66.5%**	204,658	56.4%
Mobile and telecommunications value-added services	**165,258**	**22.4%**	121,154	33.4%
Online advertising	**80,417**	**10.9%**	34,683	9.6%
Others	**1,237**	**0.2%**	2,334	0.6%
Total revenues	**736,930**	**100.0%**	362,829	100.0%

Revenues from our Internet value-added services increased by 139.4% to RMB490.0 million for the third quarter of 2006 from RMB204.7 million for the third quarter of 2005. Revenues from our various online games and online identity and community services increased significantly as we grew our existing services such as our QQ game portal and QQ Show and built on the success of relatively new products such as QQ Fantasy, QQ Pet and Qzone.

Revenues from our mobile and telecommunications value-added services increased by 36.4% to RMB165.3 million for the third quarter of 2006 from RMB121.2 million for the third quarter of 2005. The increase mainly reflected an increase in revenues from content-based SMS provided by the Joymax Group and mobile voice value-added services. The increase was partially offset by the policy changes for wireless value-added services on China Mobile's Monternet platform, which are discussed in greater detail above.

Revenues from online advertising increased by 131.9% to RMB80.4 million for the third quarter of 2006 from RMB34.7 million for the third quarter of 2005. The increase reflected the growth in reach and traffic on our primary advertising platforms, QQ IM, QQ.com and QQ game portal, our growing customer base, and some new advertising revenues relating to Internet searching functions.

Cost of revenues. Cost of revenues increased by 75.6% to RMB208.6 million for the third quarter of 2006 from RMB118.8 million for the third quarter of 2005. The increase principally reflected increased bandwidth and server custody fees as we supported more bandwidth intensive services, higher amounts of telecommunications operators' revenue share, increased staff costs as we increased the number of employees to support our various services and products and increased sharing costs due to increases in revenues and

enrichment of content. As a percentage of revenues, cost of revenues decreased to 28.3% for the third quarter of 2006 from 32.7% for the third quarter of 2005. The following table sets forth our cost of revenues by line of business for the third quarter of 2006 and the third quarter of 2005:

	Three months ended			
	30 September 2006		30 September 2005	
	Amount	% of segment revenues	Amount	% of segment revenues
	RMB'000		*RMB'000*	
Internet value-added services	**109,168**	**22.3%**	61,909	30.2%
Mobile and telecommunications value-added services	**65,830**	**39.8%**	44,274	36.5%
Online advertising	**26,841**	**33.4%**	9,533	27.5%
Others	**6,798**	**549.6%**	3,088	132.3%
Total cost of revenues	**208,637**		118,804	

Cost of revenues for our Internet value-added services increased by 76.3% to RMB109.2 million for the third quarter of 2006 from RMB61.9 million for the third quarter of 2005. The increase mainly reflected higher expenses incurred to support more bandwidth intensive services, such as QQ Pet, Qzone and online games, increased telecommunications operators' revenue share and increased staff costs to support our growing range of Internet value-added services. In addition, sharing and subscription costs associated with the offering of richer content services, such as our avatars and music offerings, increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 48.7% to RMB65.8 million for the third quarter of 2006 from RMB44.3 million for the third quarter of 2005. The increase was mainly due to increased telecommunications operators' revenue share, an increase in sharing and subscription costs as we enriched our content and an increase in staff costs as we increased the number of employees engaged in the product development for 3G related services in anticipation of the introduction of 3G services in China. In addition, increased telecommunications operators' revenue share and other costs relating to the services of the Joymax Group contributed to the increase.

Cost of revenues for our online advertising increased by 181.6% to RMB26.8 million for the third quarter of 2006 from RMB9.5 million for the third quarter of 2005. The increase mainly reflected the increased sales commissions paid to advertising agencies as the volume of our advertising contracts increased and as we increased our usage of advertising agencies to help sell our advertising services. In addition, we continued to increase the number of staff on our online advertising sales team, and incurred further expenses to offer Internet searching functions.

Other gains, net. We recorded other gains of RMB21.9 million for the third quarter of 2006 compared to RMB16.0 million for the third quarter of 2005. The increase mainly reflected additional interest income due to the increase in US dollar-denominated interest rates and increased cash investments into interest-earning financial assets.

Selling and marketing expenses. Selling and marketing expenses increased by 26.4% to RMB65.2 million for the third quarter of 2006 from RMB51.6 million for the third quarter of 2005. The increase principally reflected increased promotional and advertising activities, greater travel costs as we continued marketing products and established new distribution channels and increased outsourcing expenses as we expanded our customer support activities.

General and administrative expenses. General and administrative expenses increased by 72.8% to RMB157.5 million for the third quarter of 2006 from RMB91.2 million for the third quarter of 2005. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities. Staff costs also increased as a result of a higher number of staff employed to support our business expansion.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses. We recorded finance costs of RMB15.7 million for the third quarter of 2006 compared to RMB42.4 for the third quarter of 2005. Foreign exchange loss for the third quarter of 2006 relating to our US dollar-denominated cash and investments was lower compared to that for the third quarter of 2005, when the appreciation of Renminbi had a significant impact.

Income tax (expenses)/benefit. We recorded income tax expenses of RMB29.2 million for the third quarter of 2006 compared to a net tax credit of RMB2.9 million for the third quarter of 2005. The net tax credit recorded in the third quarter of 2005 was mainly related to the recognition of deferred tax assets attributable to sales of self-developed software and technology among our group companies.

Profit for the period. Profit for the period increased by 263.4% to RMB282.6 million for the third quarter of 2006 from RMB77.8 million for the third quarter of 2005. Net margin was 38.3% for the third quarter of 2006 compared to 21.4% for the third quarter of 2005.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 September 2006 and 30 June 2006, we had the following major financial resources in the form of cash and investments:

	Unaudited 30 September 2006 *RMB'000*	30 June 2006 *RMB'000*
Cash and cash equivalents	**1,640,880**	1,458,733
Term deposits with initial term of over three months	**897,963**	711,543
Financial assets held for trading	**215,857**	286,343
Held-to-maturity investments	**237,261**	239,868
Total	**2,991,961**	2,696,487

A significant portion of our financial resources represents non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. As there are no cost-effective hedges against the appreciation of Renminbi, we have not used any means to hedge our exposure to foreign exchange risk. In addition, generally there is no effective manner to convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency. Therefore, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 30 September 2006.

During the nine months ended 30 September 2006, we repurchased 18,357,000 of our ordinary shares for approximately HKD232,141,000. Such ordinary shares were subsequently cancelled. From the time of our initial public offering through 30 September 2006, we have repurchased 32,623,000 of our ordinary shares for an aggregate amount of HKD350,121,000.

BUSINESS OUTLOOK

We registered strong results in the third quarter despite challenges in our wireless business as we leveraged the strong seasonality in the summer holidays season to generate more revenue from our Internet value-added services. However, business environment for us will become more challenging in the near future. Firstly, the strong seasonality in the third quarter will not repeat in the fourth quarter. Secondly, our wireless business remains volatile due to policy risks. Thirdly, we have implemented a number of account security related measures which may affect the usage of our services and negatively impact revenues generated from our Internet value-added services in the short term. Despite all these challenges, we believe our Internet platforms continue to generate significant value to our users, and we will continue to invest in improving these platforms to capture the vast long-term opportunities offered by the Internet industry in China.

In our core IM platform, we continue to focus on eliminating "spam" messages and enhancing user account protection. We have significantly reduced the number of "spam" messages and achieved good initial results in enhancing user account protection. Although the active user accounts might have been reduced due to these measures, we believe the usage of our services has become healthier as reflected in increased peak concurrent user accounts. We also believe that these measures will benefit us in the long-run.

In our Internet value-added services, our online identities businesses, Qzone and QQ Pet services, continued to grow as we improved system performance and product experience for these services. With respect to online games, competition in the market has intensified due to the introduction of many new games, particularly games that are free to play while charging by the sale of game items. In order to compete with these games, we have reduced the degree of monetization in our mini casual game portal. This has allowed us to increase the peak concurrent user accounts in the third quarter after a small decline in the peak concurrent user accounts in the second quarter. We are implementing additional measures in enhancing virtual item security for our users which will affect the sale of certain mini casual game items in the short term. We are also planning a system upgrade in our mini casual game portal aimed at improving system performance and providing better support for in-game avatar and in-game advertising. The system upgrade may affect the operation and monetization of the game portal in the next two quarters during the transition period. In terms of our MMOG business, we launched a major expansion pack for QQ Fantasy in August, which is aimed to increase the stickiness of the game. We are working on additional expansion packs for QQ Fantasy. We also launched our second advanced casual game, R2Beat, in July for open beta testing with satisfactory results. We will leverage this experience to actively license additional advanced casual games from potential overseas partners.

In our wireless business, industry environment remains challenging. We understood that wireless service providers who are currently providing mobile chat services on the Monternet platform will have their service contracts extended to 31 December 2006 only. We are engaging in a constructive dialogue with China Mobile to discuss the possible options thereafter. We believe that our wireless business continues to be vulnerable to policy risks. To manage these challenges, we will focus on closely interacting with China Mobile and improving our own execution. In addition, we are also making strategic investment in 3G related services, such as our 3G WAP portal, to position us for the future growth of mobile Internet market when 3G is being introduced in China.

Our advertising business continued to grow during the third quarter as we became more successful in monetizing the significant traffic in our IM and portal platforms. As we look into the future, many of our existing and potential future services carry significant traffic and thus advertising value. We are particularly focused on professionalizing our team and improving our product offerings to capture these opportunities in the future.

Other Information

Employee and Remuneration Policies

As at 30 September 2006, the Group had 2,850 employees (30 September 2005: 2,117), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the three months ended 30 September 2006 was RMB 152.8 million (for the three months ended 30 September 2005: RMB90.1 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the three months ended 30 September 2006, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited Interim Financial Statements for the three and nine months ended 30 September 2006.

Compliance with the Code on Corporate Governance Practices

We have engaged an international accounting firm to conduct a high level internal control review of the Group.

Save as disclosed in the 2005 annual report of the Company which was the position as at 31 December 2005, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the nine months ended 30 September 2006, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

Appreciation

The dedication of the staff of the Group is the most important ingredient of our success and its continuation is critical for the Group to meet the challenges and opportunities ahead. We would like to take this opportunity to record our most cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 22 November 2006

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng; Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Please also refer to the published version of this announcement in The Standard.